Mail Stop 4561

June 13, 2007

Mr. James A. MacLennan
Executive Vice President and Chief Financial Officer
Lodgian, Inc.
3445 Peachtree Road N.E., Suite 700
Atlanta, GA 30326

> **Re:** **Lodgian, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 001-14537**

Dear Mr. MacLennan:

We have reviewed your response letter dated May 29, 2007 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

EBITDA, page 52

1.	We have reviewed your response to prior comment 1. In addition to your proposed revisions, please tell us how you considered the guidance in FAQ questions 15 and 8 as it specifically relates to your justification for eliminating recurring items from a non-GAAP performance measure. In addition, we noted that your proposed revised disclosure states that management believes that EBITDA "provides an important perspective on the underlying operating performance of the business by eliminating the impact of non-cash charges," which indicates that you may use this measure as an indicator of liquidity. Please advise.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief